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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                            (Amendment No. 7)*


                        Louisiana-Pacific Corporation
                             (Name of Issuer)


                        Common Stock, $1 par value
                      (Title of Class of Securities)


                                 546347 10 5
                              (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  1     NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Louisiana-Pacific Salaried Employee Stock Ownership
              Trust
              93-6083226

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)
                                                  (b) x

  3     SEC USE ONLY

  4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Oregon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5     SOLE VOTING POWER
        2,152,905

  6     SHARED VOTING POWER
         -0-

  7     SOLE DISPOSITIVE POWER
        -0-

  8     SHARED DISPOSITIVE POWER
         -0-

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,152,905

 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
        Not applicable

 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        1.99 percent

 12     TYPE OF REPORTING PERSON*
        EP

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
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  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Louisiana-Pacific Hourly Employee Stock Ownership Trust
        93-0997550

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)
                                                  (b) x

  3     SEC USE ONLY


  4     CITIZENSHIP OR PLACE OF ORGANIZATION
        Oregon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5     SOLE VOTING POWER
        3,552,009

  6     SHARED VOTING POWER
        -0-

  7     SOLE DISPOSITIVE POWER
        -0-

  8     SHARED DISPOSITIVE POWER
        -0-

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,552,009

 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
        Not applicable

 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        3.28 percent

 12     TYPE OF REPORTING PERSON*
        EP

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
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Item 1(a)     Name of Issuer:

        Louisiana-Pacific Corporation


Item 1(b)     Address of Issuer's Principal Executive Offices:

              111 S.W. Fifth Avenue
              Portland, Oregon  97204


Item 2(a)     Name of Person Filing:

              Louisiana-Pacific Salaried Employee Stock Ownership Trust ("Salaried ESOT") and Louisiana-Pacific Hourly Employee Stock Ownership Trust ("Hourly ESOT")


Item 2(b)     Address of Principal Business Office or, if none,
              Residence:

              111 S.W. Fifth Avenue
              Portland, Oregon  97204


Item 2(c)     Citizenship:

        The filing persons are trusts organized under the laws of the state of Oregon.


Item 2(d)     Title of Class of Securities:

              Common Stock, $1 Par Value


Item 2(e)     CUSIP Number:

              546347 10 5


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

        (f)   x     Employee Benefit Plan, Pension Fund which is subject
                    to the provisions of the Employee Retirement Income
                    Security Act of 1974 or Endowment Fund


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Item 4  Ownership

        The following information is as of December 31, 1995:

        (a)   Amount Beneficially Owned:

              2,152,905 shares by the Salaried ESOT.
              3,552,009 shares by the Hourly ESOT.

        (b)   Percent of Class:

              The shares held by the Salaried ESOT represent
              1.99 percent of the class.
              The shares held by the Hourly ESOT represent 3.28 percent of the class.

        (c)   Number of shares as to which the Salaried ESOT has:

              (i)   Sole power to vote or to direct the vote:  2,152,905

              (ii)  Shared power to vote or to direct the vote:  0

              (iii) Sole power to dispose or to direct the disposition
                    of:  0

              (iv)  Shared power to dispose or to direct the disposition of:  0

              Number of shares as to which the Hourly ESOT has:

                (i)   Sole power to vote or to direct the vote: 3,552,009

                (ii)  Shared power to vote or to direct the vote:     0

                (iii) Sole power to dispose or to direct the
                      disposition of:  0

                (iv)  Shared power to dispose or to direct the
                      disposition of:  0


Item 5    Ownership of Five Percent or Less of a Class:

          Not applicable


Item 6    Ownership of More than Five Percent on Behalf of Another
          Person:

          Employees of Louisiana-Pacific Corporation with accounts under the Salaried ESOT or the Hourly ESOT are the beneficiaries of the trusts and will receive distribution of their accounts upon termination of employment. These accounts will include dividends on, or the proceeds from the sale of, securities which have been allocated to them pursuant to the respective trusts.


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
          Company:

          Not applicable


Item 8    Identification and Classification of Members of the Group:

          Not applicable


Item 9    Notice of Dissolution of Group:

          Not applicable


Item 10   Certification:

          By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                 SIGNATURE

    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete, and correct.

    The Louisiana-Pacific Salaried Employee Stock Ownership Trust and the Louisiana-Pacific Hourly Employee Stock Ownership Trust each hereby disclaims beneficial ownership of the securities held by it in a fiduciary capacity as set forth in this Schedule 13G.


                                                  January 26, 1996
                                                   (Date)

                                  LOUISIANA-PACIFIC SALARIED
                                   EMPLOYEE STOCK OWNERSHIP TRUST


                                  By   /s/Gary R. Maffei, Trustee
                                        Gary R. Maffei, Trustee


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                                  LOUISIANA-PACIFIC HOURLY
                                   EMPLOYEE STOCK OWNERSHIP TRUST


                                  By   /s/Gary R. Maffei, Trustee
                                        Gary R. Maffei, Trustee

    ATTENTION:  Intentional misstatements or omissions of fact constitute federal criminal violations  (See 18 USC 1001)